JAMES P. KLARR	1284 N. TELEGRAPH ROAD
Secretary and	MONROE, MICHIGAN 48162-3390
Corporate Counsel	PHONE: (734) 241-3351
FAX: (734) 457-2005
jim.klarr@la-z-boy.com

June 29, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, D. C. 20549

Dear Gentlemen/Ladies:

We are today filing preliminary proxy material for our 2012 annual meeting of shareholders. We are filing preliminary material because the business to be conducted at the meeting includes a proposal to amend our articles of incorporation. We currently intend to begin releasing definitive proxy material to our shareholders on July 9, 2012.

Sincerely,

LA-Z-BOY INCORPORATED

James P. Klarr

Secretary and Corporate Counsel